Mail Stop 6010

								July 28, 2005


William M. Caldwell, IV
Chief Executive Officer
Advanced Cell Technology, Inc.
381 Plantation Street
Worcester, MA 01605

	Re:	A.C.T. Holdings, Inc.
		Form 10-QSB filed May 23, 2005
		Supplemental letter submitted July 15, 2005
		File No. 0-50295

Dear Mr. Caldwell:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-QSB

Our Intellectual Property, page 40

1. We note your response to comment 10. Please include a summarized version of this information in your amended filing so that investors know the basis for your belief that your "intellectual property collectively represents one of the strongest portfolios in the field."

2. We note your response to comment 11. Since investors generally do not receive copies of correspondences from SEC staff reviews, please revise the proposed disclosure so it does not reference the comment numbers. Upon deleting the comment numbers, it will be necessary to expand the disclosure so that it continues adequately to cover the information previously conveyed by the cross references to comment numbers.

Notes to Consolidated Financial Statements

2. Significant Accounting Policies

Revenue Recognition, page 9

3. We have read your response to comments 5 and 6. You state in your response to comment 5 that you amortize the deferred amounts over the estimated life of the underlying technologies licensed. Please clarify to us that that is the same as the estimated life of the sublicenses as stated in your response to comment 6 and if not, why.

7. Stockholders` Equity Transactions, page 11

4. We have read your response to comment 7. We note that you value the services based on the value of the Black Scholes method for the warrants issued and that value is $0. Please tell us why you have not used the fair value of the services provided and why the fair value of the services is not more reliably determinable than the warrants issued.


*	*	*


	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Joseph Roesler at (202) 551-3628 or Mary Mast at
(202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Greg
Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Erin E. Raccah
	Pierce Atwood LLP
	One Monument Square
	Portland, ME 04101
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William M. Caldwell, IV
Advanced Cell Technology, Inc.
July 28, 2005
Page 1